FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

SIGNATURES

The Abbey National Group today holds its AGM, at 11am, the Barbican Hall, Barbican Centre, London.

The business is trading in line with market expectations for the full year 2002. A detailed update of trading performance and conditions will be provided in the interim pre-close statement on 18th June.

Future diary dates

Wholesale Banking Strategic update	11 June 2002
Detailed interim pre-close statement	18 June 2002
2002 Interim results presentation	24 July 2002
Detailed full year pre-close statement	27 November 2002

Contact details

Jon Burgess
(Head of Investor Relations) 020 7612 4382

Christina Mills
(Head of Media Relations) 020 7612 3877

For further information contact: investor@abbeynational.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 25 April 2002

By ______________________

Jonathan Burgess
Head of Investor Relations